SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant of Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

December 15, 2004

AVECIA GROUP plc

(Translation of Registrant’s Name Into English)

P.O. Box 42
Hexagon House
Blackley, Manchester
M9 8ZS
England

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F              Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              NO

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82-________________

Enclosures:	Avecia and Copperhead Chemical Company announce the sale/acquisition of Avecia’s Special Drug Mixtures Business, dated 22 November, 2004
DSM to acquire NeoResins from Avecia – important step in Vision 2005 strategy, dated 14 December, 2004
Announcement for bond holders, dated 14 December, 2004

P R E S S R E L E A S E

Avecia and Copperhead Chemical Company announce the

sale/acquisition of Avecia’s Special Drug Mixtures Business

November 22, 2004: Avecia Group Plc of Manchester, England and Copperhead Chemical Company of Tamaqua, Pennsylvania jointly announce that Copperhead has acquired Avecia’s Special Drug Mixtures (SDM) business. Financial details of the sale were not disclosed.

The SDM business is centred on a line of standard and custom nitroglycerin mixtures used in the treatment of angina and congestive heart failure. In 2003, the business had sales of approximately US$10 million.

“Copperhead Chemicals are the dedicated manufacturer of the nitroglycerin used by the SDM business and this acquisition will bring us closer to the customer base that we have served indirectly for many years” said Eric Brooks, president of Copperhead Chemical. “The acquisition of the SDM business is a natural fit for our company and will be a seamless transition for customers”.

In addition to the SDM business, Copperhead is a cGMP custom manufacturer of various specialty products including microencapsulated food ingredients and specialty laboratory chemicals. Copperhead is also an experienced manufacturer of energetic ingredients for use in propellants and munitions for the defence and commercial markets.

Avecia is a global fine and specialty chemical company operating in the business segments of biotechnology, chemicals and NeoResins. The company reported 2003 sales of £485m and employs 2,500 people across 15 sites in the UK, Europe, North America and Japan.

Media Enquiries:
Andrew Smalley
Public Affairs Manager, Avecia Group Plc
Tel: +44 (0)161 721 2441 Mob: +44 (0)7802 773604

Press Release

DSM, Corporate Communications P.O. Box 6500, 6401 JH Heerlen, The Netherlands Tel. +31 (45) 578 2421, Fax +31 (45) 574 0680 Internet: www.dsm.com E-mail : media.relations@dsm.com	Avecia, Public Affairs Group P.O. Box 42, Blackley, Manchester, United Kingdom Tel. +44 (161) 721 2890, Fax +44 (161) 721 5319 Internet: www.avecia.com E-mail : enquiries@avecia.com

INVITATION TO DSM PRESS CONFERENCE

DSM will hold a press conference on the acquisition of NeoResins today,
14th December, at 10.45 hrs CET in the Okura Hotel in Amsterdam.
Those interested can also follow the presentation via a live webcast at www.dsm.com and/or dial-in live at +31 20 531 5851 from 10.35 hrs.

39E	Heerlen (NL)/ Manchester (UK), 14 December 2004

DSM to acquire NeoResins from Avecia – important step in Vision 2005 strategy

Royal DSM N.V. and Avecia announced today that DSM intends to acquire NeoResins, the coating resins business of Avecia. It is anticipated that the closing will take place in the first quarter of 2005. The acquisition fits perfectly in DSM’s strategy and means a substantial strengthening of DSM's coating resins business, part of the company’s Performance Materials cluster.

DSM will pay Avecia a transaction price of EUR 515 million in cash. The transaction comprises the entire NeoResins business on a cash and debt free basis, including the acquisition of shares in 14 legal entities. NeoResins’ sales in 2004 are expected to be around EUR 270 million with an EBITDA of approximately EUR 52 million. The company employs 635 people. The acquisition will be earnings per share enhancing as of year one.

NeoResins is a well-managed business enjoying high growth (around 6%) and high profit margins in attractive markets. Its growth is driven by increasing industry and consumer demand for environmentally friendly coating technologies. NeoResins will form part of the business group DSM Coating Resins and will trade as DSM NeoResins. The acquisition of NeoResins will add technically very advanced resins to DSM Coating Resins' portfolio. The business group will develop synergies over the coming period, in the fields of technology, markets, innovation and purchasing.

This transaction is subject to various external approvals and will be submitted to the works councils according to the usual procedures.

Peter Elverding, DSM’s Managing Board Chairman, comments: “I am delighted that DSM and Avecia have reached agreement. It is exactly the kind of acquisition DSM was looking for to finalize the portfolio transformation envisaged in our Vision 2005 strategy. It is an excellent fit since it will strengthen DSM’s Performance Materials portfolio and increase our presence in high-growth specialties. The acquisition price is perfectly in line with the previously indicated range. With an EBITDA / sales margin of 20%, NeoResins will contribute immediately to DSM's earnings per share and profitability. Against this background, the multiple we will be paying for NeoResins is full but fair. The combination of DSM Coating Resins and NeoResins will be an innovative and leading producer in the market of environmentally friendly coatings and resins."

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Press Release

Jeremy Scudamore, Avecia’s Chief Executive Officer commented: “I am very pleased that we have reached this agreement with DSM. The acquisition will complement and strengthen DSM’s position in coating resins and provide excellent opportunities for future business growth.”

About NeoResins

NeoResins is a worldwide technology leader in water-based acrylic and polyurethane resins for use in paints, coatings, adhesives and inks. It is headquartered in Waalwijk, the Netherlands.

NeoResins employs 635 people and has manufacturing sites in Waalwijk (Netherlands), Parets des Valles (Spain), Wilmington and Frankfort (United States). NeoResins’ thrust towards specialty products is reflected in its significant investment in R&D (5% of annual sales; over 20% of employees working in R&D). The majority of NeoResins’ sales are generated in Europe and the USA. The remainder is realized mainly in Asia. By far the greater part of sales is in the area of coating applications, with the remaining portion in graphic art and, to a lesser extent, adhesives.

About DSM Coating Resins

DSM Coating Resins is a global market leader in polyester resins for powder coatings, can coatings and coil coatings. DSM Coating Resins plays a leading role as a resins supplier to the decorative coatings, protective & maintenance coatings and industrial coatings markets. DSM Desotech, which forms part of DSM Coating Resins, is the world leader in glass fiber coatings. DSM Coating Resins had annual sales of EUR 406 million in 2003; it has production sites in Europe, USA and Asia and currently employs 790 people.

In all coating markets, ecological considerations and ever-stricter environmental legislation are playing an increasingly important role in product development. In line with the corporate DSM strategy, DSM Coating Resins wants to be among the best companies in the world in the area of safety, health and environmental management. As a leading, customer-oriented resins supplier, DSM Coating Resins gives high priority to designing resin systems with tomorrow's environmental requirements in mind.

DSM

DSM is active worldwide in life science and nutritional products, performance materials and industrial chemicals. The company creates innovative products and services that help improve the quality of life. DSM’s products are being applied in a wide range of end markets and applications such as human and animal nutrition and health, cosmetics, pharmaceuticals, automotive and transport, coatings, housing and electrics & electronics (E&E). The group has annual sales of approximately EUR 8 billion and employs around 25,000 people worldwide. DSM ranks among the global leaders in many of its fields. DSM is headquartered in the Netherlands, with locations in Europe, Asia and the Americas. More information about DSM can be found at www.dsm.com

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Press Release

For more information:

DSM Corporate Communications Médard Schoenmaeckers tel. +31 (0) 45 5782421 fax +31 (0) 45 5740680 e-mail media.relations@dsm.com	DSM Investor Relations Dries Ausems tel. +31 (0) 45 5782864 fax +31 (0) 45 5782595 e-mail investor.relations@dsm.com

Avecia, Public Affairs Group Andrew Smalley tel. +44 (0) 161 721 2441 fax +44 (0) 161 721 5139 e-mail enquiries@avecia.com	Avecia Investor Relations Duncan McLellan tel. +44 (0) 161 721 1228 email duncan.mclellan@avecia.com

Forward-looking statements

This press release contains forward-looking statements. These statements are based on current expectations, estimates and projections of DSM and Avecia management and information currently available to the companies. The statements involve certain risks and uncertainties that are difficult to predict and therefore DSM and Avecia do not guarantee that their expectations will be realized. Furthermore, DSM and Avecia have no obligation to update the statements contained in this press release.

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In conjunction with the sale of NeoResins, Avecia intends to enter into deleveraging transactions with its existing senior lenders and holders of its 11% senior notes due 2009 (“Senior Notes”). With respect to the Senior Notes, the terms of any tender offer will be announced in due course and will depend, inter alia, on the agreement to be reached with senior lenders.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      December 15, 2004

Avecia Group plc

By: /s/:	Derrick Nicholson
Name:	Derrick Nicholson
Title:	Finance Director